Exhibit 99.1

For Immediate Release: August 17, 2023

Attention: Business Editors

VERSABANK TO HOST THIRD QUARTER FISCAL 2023 FINANCIAL RESULTS CONFERENCE CALL/WEBCAST

WEDNESDAY, AUGUST 30, 2023 at 9:00 A.M. ET

Bank to Report Third Quarter Fiscal 2023 Results Wednesday, August 30, 2023 at 7:00 a.m. ET

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) will report its third quarter 2023 financial results and host a conference call to discuss those results on Wednesday, August 30, 2023. The conference call/webcast is scheduled for 9:00 a.m. ET and is expected to last approximately 60 minutes. The conference call/webcast will include a presentation by David Taylor, President & CEO and Shawn Clarke, CFO, followed by a question and answer period. The Bank will report its financial results via news release at approximately 7:00 a.m. ET.

To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://emportal.ink/3rLc7HG to receive an instant automated call back.  Alternatively, you may also dial direct and be entered into the call by an Operator at: 416-764-8659 or 1-888-664-6392 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/X4D8Z7Pa7pq or on the Bank’s web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank’s web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/X4D8Z7Pa7pq and on the Bank’s web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until September 30, 2023 by calling 416-764-8677 or 1-888-390-0541 (toll free) and the passcode is: 344926#

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to safeguard its digital infrastructure and to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

416-519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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